FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-207567-02

Sent:  Wednesday, May 04, 2016 2:24 PM

Subject:  CFCRE 2016-C4 **FINAL PRICING DETAILS** PUBLIC

CFCRE 2016-C4 - NEW ISSUE CMBS ***PUBLIC PRICED***

**PUBLIC OFFERED CERTIFICATES**

CLASS	RATING (F/K/M)	SIZE ($MM)	WAL	COUPON	PRICE	YIELD	SPREAD
A-1	AAAsf/AAA(sf)/Aaa(sf)	32.507	2.50	1.501	99.99870%	1.4907	S+55
A-2	AAAsf/AAA(sf)/Aaa(sf)	24.787	4.84	2.707	102.99893%	2.0493	S+85
A-SB	AAAsf/AAA(sf)/Aaa(sf)	46.464	7.22	3.091	102.99503%	2.6369	S+120
A-3	AAAsf/AAA(sf)/Aaa(sf)	200	9.49	3.014	100.99627%	2.9022	S+128
A-4	AAAsf/AAA(sf)/Aaa(sf)	230.22	9.68	3.283	102.99175%	2.9360	S+130
A-HR	AAAsf/AAA(sf)/Aaa(sf)	54	7.94	3.121	99.49712%	3.2031	S+170
A-M	AAAsf/AAA(sf)/Aa3(sf)	62.997	9.81	3.691	102.99329%	3.3450	S+170
B	AA-sf/AA(sf)/NR	37.799	9.87	4.147	102.99984%	3.7998	S+215
C	A-sf/A(sf)/NR	37.799	9.89	5.040	97.91012%	5.2513	S+360

*Class C is WAC

Anticipated Settle Date:  May 18, 2016

The depositor has filed a registration statement (including the prospectus) with the SEC (SEC File No. 333-207567) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or Cantor Fitzgerald & Co., any other underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling 1-212-915-1700 or by email to the following address: legal@ccre.com. The offered certificates referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of certificates may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a “when, as and if issued” basis. You understand that, when you are considering the purchase of these certificates, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have verified the allocation of certificates to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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